SHARE EXCHANGE AGREEMENT

This agreement (the "**Agreement**") is entered is entered into on this ____ day of August, 2018, by and between The Flowr Corporation ("**Flowr**"), The Flowr Canada Holdings ULC (formerly The Flowr Cannabis ULC) (the "**ULC**"), Needle Capital Corp. ("**Needle**"), Core Flow Canada Holdings Inc. ("**Core Flow**") and APJM Canada Holdings Inc. ("**APMJ**" and together with Core Flow, the "**US Shareholders**"),

WHEREAS:

A. Flowr is authorized to issue an unlimited number of common shares (the "**Flowr Common Shares**"), Class A preferred shares and Class B preferred shares, of which 45,775,000 Flowr Common Shares are issued and outstanding and widely held by various parties;

B. The ULC is authorized to issue an unlimited number of common shares (the "**ULC Common Shares**") and an unlimited number of Class A preferred shares (the "**ULC Preferred Shares**"), of which 45,775,000 ULC Common Shares are issued and outstanding and held by Flowr and 44,100,000 ULC Preferred Shares are issued and outstanding and held by the US Shareholders;

C. Pursuant to an agreement dated December 21, 2017 (the "**Old Exchange Agreement**") between Flowr, ULC and the US Shareholders, the parties thereto agreed to certain rights concerning the ULC Preferred Shares;

D. Flowr and Needle have agreed to undertake a reverse take-over transaction (the "**Transaction**") whereby all of Flowr's securities shall be exchanged for securities of Needle and the common shares (the "**Resulting Issuer Shares**") of Needle (as it exists following the completion of the Transaction, the "**Resulting Issuer**") will be listed on the TSX Venture Exchange; and

E. Flowr, the ULC, Needle and the US Shareholders (collectively, the "**Parties**" and each a "**Party**") wish to provide for corresponding rights and obligations following the Transaction as they were provided for in the Old Exchange Agreement;

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties intending to be legally bound, hereby agree and covenant as follows:

1. **Definitions**. For purposes of this Agreement:

   (a) "**Articles**" means the articles of the ULC, as amended from time to time;

   (b) "**Additional Common Shares**" shall mean all Resulting Issuer Shares issued or issuable by the Resulting Issuer (which shall include shares exchangeable for common shares and common shares issued upon exercise of an option) after the Effective Date, other than Resulting Issuer Shares issuable (but not issued) upon granting of an option; and

(c) "**Effective Date**" shall mean the date upon which the Transaction is effective.

2. **Exchange Right.**

(a) Prior to conversion of the ULC Preferred Shares to ULC Common Shares in accordance with the Articles, the US Shareholders may, at any time following the closing of the Transaction and in their sole discretion, exchange the ULC Preferred Shares for Resulting Issuer Shares on a one-for-one basis.

(b) Following conversion of the ULC Preferred Shares to ULC Common Shares in accordance with the Articles, the US Shareholders may, at any time following the closing of the Transaction and in their sole discretion, exchange the ULC Common Shares received upon conversion of the ULC Preferred Shares for Resulting Issuer Shares on a one-for-one basis.

3. **Fair Dilution**. In the event that the Resulting Issuer, at any time after the Effective Date, issues Additional Common Shares, each of the Parties agrees and acknowledges that the following steps will be taken:

(a) The Resulting Issuer will immediately subscribe for such number of common shares in the ULC equal to the number of Additional Common Shares and at a subscription price equal to the subscription price (or in the case of an option exercise, the exercise price) of the Additional Common Shares; and

(b) The ULC will issue such number of common shares to the Resulting Issuer upon receipt of the subscription price as determined herein.

4. **No Other Issuance**. Other than as set out in Section 3 above, the ULC agrees to not issue any shares of any class without the prior written approval of the Resulting Issuer and the US Shareholders.

5. **Termination of Old Exchange Agreement**. Flowr, the ULC and the US Shareholders hereby (a) terminate the Old Exchange Agreement, (b) agree the Old Exchange Agreement shall have no further force or effect, and (c) acknowledge and agree that none of the Parties nor any of their respective affiliates, successors or assigns shall have any rights, liabilities or obligations under the Old Exchange Agreement, in each case with effect as of the Effective Date.

6. **Other Documents**. The Parties shall execute and deliver such documents, and will do or cause to be done all such further acts and things as may be reasonably necessary or desirable, to give full effect to this Agreement.

7. **Term**. This Agreement shall be effective immediately on the Effective Date and shall continue until neither of the US Shareholders holds any shares directly in the ULC.

8. **Governing Law**. This Agreement shall be interpreted, construed, and governed by and in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (other than any conflict of law rules that would result in the choice of

laws of another jurisdiction) and shall be treated, in all respects, as an Ontario contract. The Parties agree to submit to the non-exclusive jurisdiction of the courts of Ontario.

9. **Entire Agreement**. Unless expressly agreed otherwise by the Parties in writing, this Agreement represents the entire agreement between the Parties in respect of its subject matter and shall not be varied by the unilateral terms of any document presented by one Party to the other.

10. **Execution**. This Agreement may be executed in one or more counterparts, in facsimile or original form, and when so executed shall form one agreement dated as of the date first set out above.

[***signature page follows***]

IN WITNESS WHEREOF the Parties hereto have duly entered into and executed this Agreement as of the date first written above.

CORE FLOW CANADA HOLDINGS INC.

Per:

"David Miller"

Name: David Miller

Title: Officer

I have the authority to bind the corporation.

APMJ CANADA HOLDINGS INC.

Per:

"Vladimir Efros"

Name: Vladimir Efros

Title: President

I have the authority to bind the corporation.

THE NEEDLE CAPITAL CORP.

Per:

"Daniel Joseph Lanskey"

Name: Daniel Joseph Lanskey

Title: Chairman

I have the authority to bind the corporation.

THE FLOWR CORPORATION

Per:

"Alexander Dann"

Name: Alexander Dann

Title: CFO

I have the authority to bind the corporation.

THE FLOWR CANADA HOLDINGS ULC

Per:

"Alexander Dann"

Name: Alexander Dann

Title: CFO

I have the authority to bind the corporation.